Amended and Restated

Hard Creek Nickel Corporation

Condensed Consolidated Interim Financial Statements

Three Months Ended March 31, 2012

Expressed in Canadian Dollars - Unaudited

Amended and Restated

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Amended and Restated

Hard Creek Nickel Corporation
Consolidated statements of financial position
(Expressed in Canadian dollars - unaudited)

		March 31,	December 31,
	Notes	2012	2011

ASSETS
Current assets
Cash and cash equivalents	3	$418,898	$236,530
Recoverable taxes	4	26,155	47,134
Prepaid expenses		21,691	27,625
		466,744	311,289
Non-current assets
Reclamation deposits		337,900	337,900
Recoverable taxes	4	237,220	237,220
Property, plant and equipment	5	41,960	44,683
Mineral Property Interests	6	179,500	179,500
Exploration and evaluation assets	6	32,283,386	32,144,174
		33,079,966	32,943,477
TOTAL ASSETS		$33,546,710	$33,254,766

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$245,455	$254,282

Non-current liabilities
Deferred income taxes		382,346	382,346

TOTAL LIABILIITES		627,801	636,628

SHAREHOLDERS’ EQUITY
Share capital	8	48,284,742	47,749,579
Option reserve	8	5,795,614	5,791,977
Deficit		(21,161,447)	(20,923,418)
TOTAL SHAREHOLDERS’ EQUITY		32,918,909	32,618,138
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$33,546,710	$33,254,766

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed consolidated interim financial statements	3

Amended and Restated

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars - unaudited)

		Three month periods ended
		March 31,	March 31,
	Note	2012	2011

Expenses
Amortization	5	$2,723	$2,530
Consulting		-	3,000
Director fees	10	6,000	6,000
Investor relations		53,611	85,366
Legal and audit		8,327	9,115
Management fees	10	55,000	66,000
Office and general		101,357	99,497
Salaries and benefits		-	7,967
Stock-based compensation	8	-	307,579
Travel and promotion		8,170	40,196

		235,188	627,250
Other items
Exploration property write-down		4,480	-
Interest income		(1,639)	(4,189)
		2,841	(4,189)

Loss and comprehensive loss for the year		$238,029	$623,061

Loss per share – basic and diluted	8	$(0.00)	$(0.01)

See accompanying notes to the condensed consolidated interim financial statements	4

Amended and Restated

Hard Creek Nickel Corporation
Consolidated statement of changes in shareholders’ equity
(Expressed in Canadian dollars - unaudited)

		Share capital

				Option
	Note	Number of shares	Amount	reserve	Deficit	Total
Balance at January 1, 2011		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Loss for the period		-	-	-	(1,630,653)	(1,630,653)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – warrant exercise		785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to shares issued on exercise		-	16,832	(16,832)	-	-
Stock-based compensation		-	-	624,915	-	624,915
Total transactions with owners and other transfers		785,108	327,165	608,083	-	935,248
Balance at December 31, 2011		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

Balance at January 1, 2012		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138
Comprehensive loss:
Loss for the period		-	-	-	(238,029)	(238,029)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		3,043,333	547,800	-	-	547,800
Fair value of broker warrants		-	(3,637)	3,637	-	-
Share issue costs		-	(9,000)	-	-	(9,000)
Total transactions with owners and other transfers		3,043,333	535,163	-	-	538,800
Balance at March 31, 2012		80,373,493	$48,284,742	$5,795,614	$(21,161,447)	$32,918,909

See accompanying notes to the condensed consolidated interim financial statements	5

Amended and Restated

Hard Creek Nickel Corporation
Consolidated statements of cash flows
(Expressed in Canadian dollars - unaudited)

	Three month periods ended
	March 31,	March 31,
	2012	2011

Operating activities
Comprehensive loss for the year	$(238,029)	$(623,061)
Adjustments for non-cash items:
Amortization	2,723	2,530
Stock-based compensation	-	307,579
Exploration property write-down	4,480	-
Deduct interest income relating to investing activities	(1,639)	(4,189)
Changes in non-cash working capital items:
Recoverable taxes	20,979	18,870
Prepaid expenses	5,934	32,988
Trade payables and accrued liabilities	(8,827)	(152,756)
Net cash flows used in operating activities	(214,379)	(418,039)

Investing activities
Expenditures on deferred exploration costs	(143,692)	(336,485)
Expenditures on property, plant and equipment	-	(1,590)
Interest income	1,639	4,189
Net cash flows used in investing activities	(142,053)	(333,886)

Financing activities
Proceeds on issuance of common shares - net of share issue
costs	538,800	177,843
Reclamation deposits	-	(150,000)
Net cash flows from financing activities	538,800	27,843

Increase (decrease) in cash and cash equivalents	182,368	(724,082)
Cash and cash equivalents, beginning	236,530	3,137,745

Cash and cash equivalents, ending	$418,898	$2,413,663

See accompanying notes to the condensed consolidated interim financial statements	6

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2012 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and or private placement of common shares.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on May 8, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2011 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and and its wholly owned subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated on consolidation.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-based payments

The Company operates an employee and a non-employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified as fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non- current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available- for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Impairment of assets

The carrying amount of the Company’s long-lived assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are included in the determination of net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the Canadian taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At March 31, 2012 and December 31, 2011, the Company had no material restoration and environmental obligations.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Property, plant and equipment (cont’d)

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

Accounting standards issued but not yet effective:

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

These new standards are replacements of IAS 27 “Consolidated and Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	March 31,	December 31,
	2012	2011
Cash at bank	$418,898	$236,530
	$418,898	$236,530

4.	Recoverable taxes

	March 31,	December 31,
	2012	2011
Recoverable taxes	$26,155	$47,134
Recoverable taxes - non current	237,220	237,220
	$263,375	$284,354

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

5.	Property, plant and equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total

Cost:
At December 31, 2011	$30,230	$28,809	$61,984	$121,023
Additions	-	-	-	-
Disposals	-	-	-	-
At March 31, 2012	30,230	28,809	61,984	121,023

Depreciation:
At December 31, 2011	23,815	15,657	36,868	76,340
Charge for the period	481	1,352	890	2,723
At March 31, 2012	24,296	17,009	37,758	79,063

Net book value:
At March 31, 2012	$5,934	$11,800	$24,226	$41,960

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total

Cost:
At December 31, 2010	$30,230	$19,359	$54,189	$103,778
Additions	-	9,450	7,795	17,245
Disposals	-	-	-	-
At December 31, 2011	30,230	28,809	61,984	121,023

Depreciation:
At December 31, 2010	21,066	11,696	31,057	63,819
Charge for the period	2,749	3,961	5,811	12,521
Eliminated on disposal	-	-	-	-
At December 31, 2011	23,815	15,657	36,868	76,340

Net book value:
At December 31, 2011	$6,415	$13,152	$25,116	$44,683

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

6.	Exploration and evaluation assets

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the three months ended March 31, 2012, the Company incurred costs totalling $131,837 (2011 - $414,710) on the Turnagain mineral claims.

The Company also has a 100% interest in other mineral properties in British Columbia including the Wheaton Lime, Eagle Lime, Sawtooth, Sabu, Plateau, Victor Hoo Doo, Ringo, West Tuya, Tuya North and Nickel Valley properties.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. There was no work completed on this property during the three months ended March 31, 2012 (2011 - $Nil).

In October 2010, the Company acquired by staking, the Eagle Lime property. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during the three months ended March 31, 2012 (2011 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu properties located northeast of Smithers, British Columbia. There was no work completed on this property during the three months ended March 31, 2012 (2011 - $Nil).

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. During the three months ended March 31, 2012, the Company spent $6,329 in staking fees (2011 - $Nil).

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the West Tuya, Tuya North and Nickel Valley properties. During the three months ended March 31, 2012, the Company spent $5,526 in staking fees (2011 - $Nil).

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

6.	Exploration and evaluation assets (cont'd)

The Company’s deferred exploration costs are as follows:

	Balance, December 31,	Expenditures	Balance, December 31,	Expenditures	Balance, March 31,
	2010	2011	2011	2012	2012
Assays and testing	$2,019,755	$27,439	$2,047,194	$-	$2,047,194
Claims renewal /Staking	433,707	7,255	440,962	11,855	452,817
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,181,793	74,658	1,256,451	170	1,256,621
Exploration data management	898,534	14,000	912,534	-	912,534
First Nations	166,444	-	166,444	-	166,444
Geochemistry	100,980	9,225	110,205	-	110,205
Geological services	7,396,246	1,003,073	8,399,319	107,523	8,506,842
Geophysical services	702,083	38,303	740,386	-	740,386
Metallurgy	3,132,617	540,829	3,673,446	15,559	3,689,005
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,322,402	186,724	1,509,126	6,711	1,515,837
Transportation	2,453,894	125,820	2,579,714	1,874	2,581,588
Property impairment	(119,347)	-	(119,347)	(4,480)	(123,827)
BC refundable mining tax credits	(1,737,272)	(129,058)	(1,866,330)	-	(1,866,330)
Federal non-refundable mining tax credits, net of valuation allowance	(367,299)	22,430	(344,869)	-	(344,869)
	$30,223,476	$1,920,698	$32,144,174	$139,212	$32,283,386

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

7.          Trade payables and accrued liabilities

	March 31,	December 31,
	2012	2011
Trade payables	$188,512	$151,784
Amounts due to related parties (Note 10)	-	4,500
Accrued liabilities	56,943	97,998
	$245,455	$254,282

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At March 31, 2012 there were 80,373,493 issued and fully paid common shares (December 31, 2011 – 77,330,160).

Share issuances

During the three months ended March 31, 2012, the Company completed a private placement for 3,043,333 units at a price of $0.18 per unit for gross proceeds of $547,800. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.25 per share for a period of two years. The Company did not separately value the warrants issued as part of this private placement. As consideration for their services under the private placement, the agents received a cash commission of $9,000 and 50,000 share purchase warrants valued at $3,637. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.25 for two years.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2012 was based on the loss attributable to common shareholders of $238,029 (March 31, 2011 - $623,061) and the weighted average number of common shares outstanding of 79,103,005 (March 31, 2011 – 76,696,278).

Diluted loss per share did not include the effect of 7,449,500 stock options and 8,556,333 share purchase warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non- transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

8.          Share capital (cont'd)

Stock options (cont’d)

The changes in options during the three months ended March 31, 2012 and the year ended December 31, 2011 are as follows:

	March 31, 2012		December 31, 2011
		Weighted		Weighted
	Number	average		average
	of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of
period	7,499,500	$0.47	6,617,500	$0.53
Options granted	-	-	2,172,000	0.47
Options exercised	-	-	-	-
Options expired	(50,000)	2.15	(935,000)	0.73
Options forfeited	-	-	(355,000)	1.00
Options outstanding, end of period	7,449,500	$0.46	7,499,500	$0.47

Options exercisable, end of period	7,399,500	$0.45	7,449,500	$0.47

Details of options outstanding as at March 31, 2012 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	2.57 years	6,757,000
$0.51 - $1.00	0.11 years	675,000
$1.01 - $3.00	0.00 years	17,500
$0.46	2.68 years	7,449,500

Share purchase warrants

The changes in share purchase warrants during the three months ended March 31, 2012 and the year ended December 31, 2011 are as follows:

	March 31, 2012		December 31, 2011
		Weighted		Weighted
	Number	average		average
	of	exercise	Number of	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	5,463,000	$0.33	7,744,000	$0.35
Issued	3,093,333	$0.25	-	-
Exercised	-	-	(785,108)	0.40

Expired	-	-	(1,495,892)	0.40
Outstanding, end of year	8,556,333	$0.30	5,463,000	$0.33

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

8.	Share capital (cont'd)

Share purchase warrants (cont'd)

Details of share purchase warrants outstanding as at March 31, 2012 are as follows:

Weighted average		Number of warrants
exercise price	Expiry Date	outstanding
$0.33	December 20, 2012	5,463,000
$0.25	January 27, 2014	2,104,445
$0.25	March 2, 2014	988,888
$0.30		8,556,333

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of 5,463,000 warrants at the exercise price of $0.33. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

The fair value of 50,000 broker share purchase warrants issued as part of the private placement was $3,637 using the Black-Scholes option pricing model using the following weighted average assumptions:

	Three months	Year ended
	ended March	December 31,
	31, 2012	2011
Expected life of options	2 years	2 - 5 years
Annualized volatility	103% - 106%	101% - 126%
Risk-free interest rate	1.00% - 1.10%	1.89% -
2.82%
Dividend yield	0%	0%

Option reserve

The option reserve records items recognized as stock-based compensation expense and the fair value recorded for broker warrants issued until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

9.	Mining tax credits

The Company has applied for both provincial refundable tax and federal non-refundable mining tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At March 31, 2012, there were $237,220 (2011 - $237,220) of provincial refundable mining tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of $983,516 of the costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. To date, the CRA has not provided the Company with a date to review the disputed amounts but has acknowledged receipt of the Notice of Objection. The disputed amounts are not recorded as a receivable as at March 31, 2012 and December 31, 2011.

10.	Related party balances and transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31,	December 31,
	2012	2011
Companies controlled by directors of the Company	$-	$4,500

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Three month periods ended
	March 31,	March 31,
	2012	2011
Deferred exploration costs to non-management director	$-	$22,500
Fees to non-management directors	6,000	6,000
Stock-based compensation to non-management directors	-	104,611
	$6,000	$133,111

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

10.	Related party balances and transactions (cont'd)

Key management personnel compensation

	Three month periods ended
	March 31,	March 31,
	2012	2011
Deferred exploration costs	$37,500	$37,500
Management fees	55,000	66,000
Stock-based compensation	-	200,505
	$92,500	$304,005

11.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March 31, 2012:

	Within one	Between one	More than
	year	and five years	five years
Trade payables	$188,512	$-	$-

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk in 2012 or 2011.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

11.	Financial risk management (cont'd)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at March 31, 2012 and December 31, 2011, the Company did not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31,	December 31,
	2012	2011
Cash and cash equivalents	$418,898	$236,530
Loans and receivables:
Recoverable taxes	26,155	47,134
Mining tax credits	237,220	237,220
Reclamation deposits	337,900	337,900
	$1,020,173	$858,784

Financial liabilities included in the statement of financial position are as follows:

	March 31,	December 31,
	2012	2011
Non-derivative financial liabilities:
Trade payables and accrued liabilities	$245,455	$254,282
	$245,455	$254,282

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Amended and Restated

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Three month periods ended March 31, 2012 and 2011

11.	Financial risk management (cont'd)

Fair value (cont'd)

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2012 and December 31, 2011:

	As at March 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$418,898	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$236,530	$-	$-

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2012.

The Company is not subject to any externally imposed capital requirements.

12.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company’s assets are located in Canada.